MANHATTAN MINERALS CORP.
NEWS RELEASE

June 14, 2004	Toronto Stock Exchange
Trading Symbol: MAN

Board Approves Non-Brokered Private Placement

The Company is pleased to announce that it has approved a non-brokered private placement of 3,333,333 units of the Company at Cdn.$0.15 per unit for gross proceeds of Cdn.$500,000, with each unit to be comprised of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole warrant will entitle the holder thereof to purchase an additional common share for one year at a price of Cdn.$0.17 per common share. The private placement is subject to regulatory approval.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information please contact:

Peter Guest	Lawrence Glaser
President & CEO	Executive Chairman

Tel: (604) 669-3397
www.manhattan-min.com